Exhibit 99.1

Bitdeer Reports Unaudited Financial Results for the First Quarter of 2026

May 14, 2026

SINGAPORE, May 14, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for AI and Bitcoin mining infrastructure, today released its unaudited financial results for the first quarter ended March 31, 2026.

Q1 2026 Financial1 Highlight

All amounts compared to Q1’25 unless otherwise noted

●	Total revenue was US$188.9 million vs. US$70.1 million.

●	Cost of revenue was US$228.0 million vs. US$74.1 million.

●	Gross loss was US$39.0 million vs. US$4.0 million.

●	Net loss was US$159.5 million vs. net profit of US$105.3 million.

●	Adjusted EBITDA[2] was positive US$14.4 million vs. negative US$45.6 million.

●	Cash, cash equivalents and restricted cash were US$297.7 million as of March 31, 2026.

●	Digital assets and digital assets - receivable balance: US$245.0 million as of March 31, 2026.

Management Commentary

“The first quarter of 2026 demonstrated the breadth of Bitdeer’s execution capability,” said Matt Kong, Chief Business Officer of Bitdeer Technologies Group. “We launched the SEALMINER A4, our most efficient mining rig to date, advancing our vertically integrated hardware platform and reinforcing the competitive foundation of our mining business. We activated development of our Tydal facility in Norway, which is expected to become Norway’s largest operational AI data center upon completion. And we continue to grow our AI Cloud business, recently exceeding $69 million in annualized run-rate revenue.”

Mr. Kong continued, “Underpinning all of this is a global power portfolio of approximately 3.0 gigawatts that we believe is one of the most strategically valuable infrastructure assets in our sector. We are in advanced stages of negotiations with a credit-worthy colocation tenant for Tydal and are confident in our ability to execute a signed agreement. I believe 2026 will be a defining year for Bitdeer as an AI infrastructure platform.”

[1]	Effective January 1, 2026, the Company transitioned from IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) to generally accepted accounting principles in the United States of America (‘U.S. GAAP’). The consolidated financial statements for prior periods have been recast to conform to U.S. GAAP.
[2]	“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude stock-based compensation expense, share of losses from equity method investments, change in fair value of digital assets held for operations, change in fair value of digital assets-settled receivable and payable, change in fair value of digital assets - receivable, change in fair value of digital assets loan, change in fair value of derivative liabilities, and other net losses.

Operational Summary

	Three Months Ended March 31
Metric	2026	2025
Hash Rate Metrics:
Self-Mining (Operated in self-owned datacenters)	65.1	11.5
Co-Mining (Operated in 3rd party datacenters)	4.4	-
Other Proprietary Hash Rate[3]	1.4	0.6
Hosting[4]	7.2	12.1
Total Hash Rate under Mgmt.[5] (EH/s)	78.1	24.2

Mining Rig Metrics:
Self-Mining[6]	207,000	97,000
Co-Mining[7]	18,000	-
Hosted	37,000	78,000
Total Mining Rigs under Mgmt.	262,000	175,000

BTC Mined[8]	2,033	350
BTC Held[9]	31	1,156
Total Power Usage (MWh)	2,250,000	881,000
Average cost of electricity ($/MWh)	$52	$48
Average miner efficiency (J/TH)	16.4	29.0

[3]	Other Proprietary Hash Rate includes the hashrate from Bitdeer’s cloud hashrate business, mining rigs delivered in the crypto mining datacenters but not deployed and the mining rigs temporarily offline due to limited economic benefit.
[4]	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.
[5]	Total hash rate under management across Bitdeer’s primary business lines: Self-mining, Co-mining, Cloud Hash Rate, and Hosting.
[6]	Self-Mining (Operated in self-owned datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in self-owned datacenters.
[7]	Co-mining (Operated in 3rd party datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in third-party datacenters.
[8]	Bitcoins mined Includes BTC from self-mining operations and BTC from co-mining operations.
[9]	Bitcoins held does not include Bitcoins from customer deposits but does include Bitcoins that are pledged as collateral by us.

Power Infrastructure Summary (As of 4/30/2026)

Site		(MW) Capacity	Energization Timing[10]	Planned Usage	Construction Update
Online Electrical Capacity:

1)	Rockdale, TX	563	Online	Crypto to Colocation / AI Cloud	In active evaluation of AI transition

2)	Knoxville, TN – phase 1	37	Q4 ’26	Crypto to AI Cloud	Phase 1 AI data center conversion design work initiated, targeting to complete by Q4 ’26.
3)	Knoxville, TN – phase 2	49	Q1 ’27

4)	Wenatchee, WA	13	Q4 ’26	Crypto to AI Cloud	AI data center design documents and building permit application submitted for approval. Core equipment is being delivered in succession; we plan to begin with a GB300 cluster. Dismantling of the crypto mining datacenter started in March 2026. Completion targeted Q4 ’26.

5)	Molde, Norway	84	Online	Crypto and in early assessment of converting to AI Cloud

6)	Tydal, Norway – phase 1	50	Q4 ’26	Crypto to Colocation	Planning and design continue to advance. Orders for critical long-lead equipment have been placed. Engaged Data Center Installations AS as Bitdeer’s design and construction partner for Tydal AI datacenter conversion

7)	Tydal, Norway – phase 2	175	Q4 ’26

8)	Gedu, Bhutan	100	Online	Crypto

9)	Jigmeling, Bhutan	500	Online	Crypto

10)	Oromia Region, Ethiopia	50	Online	Crypto	Construction of the 50 MW site has been completed and energized, with ongoing energization in phases driven by SEALMINER deliveries

11)	Massillon, OH	121	Online	Crypto

12)	Cyberjaya, Malaysia[11]	2	Online	AI Cloud

Online Electrical Subtotal:		1,744

[10]	Indicative timing for completion of power. All timing references are to calendar quarters and years
[11]	Capacity under lease arrangement

Pipeline Electrical Capacity:

1)	Massilon, OH	74 / 26	Q3 ’26	Crypto

Due to delivery delays for key electrical components, 74 MW is expected to be energized in phases during Q3 ’26. Reconstruction of the two fire-damaged buildings (26MW) is currently underway and expected to be rebuilt and energized by the end of Q3 ’26. We anticipate that the total reconstruction cost will be almost fully recovered through the supplier’s insurance coverage.

2)	Clarington, OH	570	To be updated	Colocation

570 MW of power under contract with a local utility. Timing of power availability and construction may be affected by ongoing legal proceedings filed by a neighboring company, American Heavy Plate Solutions, LLC., which is under extensive influence from MHR, a New York based PE firm founded by Mark H. Rachesky. Design and other preparation work continues.

3)	Niles, OH	300	Q4 ’28	Colocation / AI Cloud	300 MW grid-interconnected development site, with target energization in Q4 ’28. The project includes 41.8 acres of owned land and a transmission line extension agreement with a local utility company

4)	Rockdale, TX	179	2026	Colocation / AI Cloud	In Planning

5)	Fox Creek, Alberta, Canada	101	Q2 ’27	Crypto

101 MW site acquired, fully licensed and permitted for the construction of an on-site natural gas power plant. Assessing current design potential to accommodate future AIDC requirements. Groundbreaking planned for June 2026.

6)	Cyberjaya, Malaysia	9.5	Q4 ’26	AI Cloud	In Progress

Pipeline Electrical Subtotal:		1,259.5

Total Global Electrical Capacity:		3,003.5

Financial MD&A

Effective January 1, 2026, the Company transitioned from IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) to generally accepted accounting principles in the United States of America (‘U.S. GAAP’). The consolidated financial statements for prior periods have been recast to conform to U.S. GAAP.

All variances are current quarter compared to the same quarter last year. All figures in this section are rounded12.

Q1 2026 High-Level P&L and Disaggregated Revenue Details:

US $ in millions	Three Months Ended
	31-Mar-26	31-Dec-25	31-Mar-25
Total revenue	188.9	224.8	70.1
Cost of revenue	(228.0)	(214.9)	(74.1)
Gross income (loss)	(39.0)	9.9	(4.0)
Net income (loss)	(159.5)	(191.5)	105.3
Adjusted EBITDA	14.4	24.3	(45.6)
Cash, cash equivalents and restricted cash	297.7	177.9	233.7

US $ in millions	Three months ended March 31, 2026
Business line	Self-mining	Co-mining	Cloud hash rate	General hosting	Membership hosting	Sales of SEALMINERs and Accessories
Revenue	146.9	9.0	3.7	5.5	13.7	3.7
Cost of revenue
Including:
- Electricity cost in operating mining rigs	(95.5)	(4.3)	(1.8)	(4.5)	(10.2)	-
- Depreciation and SBC expenses	(76.3)	(4.5)	(1.7)	(0.4)	(1.1)	-
- Cost of products sold	-	-	-	-	-	(3.6)
- Other costs	(9.5)	(1.2)	(0.2)	(0.3)	(0.8)	-
Total cost of revenue	(181.3)	(9.9)	(3.7)	(5.3)	(12.1)	(3.6)
Gross income (loss)	(34.4)	(0.9)	-	0.2	1.6	0.2

[12]	Figures may not add due to rounding.

US $ in millions	Three months ended March 31, 2025
Business line	Self-mining	Cloud hash rate	General hosting	Membership hosting	Sales of SEALMINERs and Accessories
Revenue	37.2	0.1	9.6	16.3	4.1
Cost of revenue
Including:
- Electricity cost in operating mining rigs	(24.0)	-	(6.8)	(11.4)	-
- Depreciation and SBC expenses	(12.1)	(0.1)	(1.1)	(1.8)	-
- Cost of products sold	-	-	-	-	(3.3)
- Other costs	(5.4)	-	(1.4)	(2.4)	-
Total cost of revenue	(41.4)	(0.1)	(9.2)	(15.6)	(3.3)
Gross income (loss)	(4.2)	-	0.4	0.7	0.8

Q1 2026 Management’s Discussion and Analysis (compared to Q1 2025)

Revenue

●	Total revenue was US$188.9 million vs. US$70.1 million.

●	Self-mining revenue was US$146.9 million vs. US$37.2 million, primarily due to the increase in the average self-mining hashrate for the quarter by 551.5% to 63.2 EH/s from 9.7 EH/s last year.

●	Co-mining revenue was US$9.0 million, primarily contributed by 3.7 EH/s average mining hashrate for the first quarter of 2026.

●	Cloud Hash Rate revenue was US$3.7 million vs. US$0.1 million.

●	General Hosting revenue was US$5.5 million vs. US$9.6 million.

●	Membership Hosting revenue was US$13.7 million vs. US$16.3 million.

●	SEALMINER sales revenue was US$3.7 million vs. US$4.1 million.

●	AI Cloud revenue was US$3.7 million vs. US$1.4 million.

Cost of Revenue

●	Cost of revenue was US$228.0 million vs US$74.1 million. The increase was primarily driven by higher electricity and depreciation costs as a significant number of new mining rigs came online and a slightly higher per unit power cost. Additionally, the staff cost and AI cloud service fee increased along with the business expansion.

Gross loss and Margin

●	Gross loss was US$39.0 million vs. US$4.0 million.

●	Gross margin was -20.7% vs. -5.7%.

Operating Expenses

●	The sum of the operating expenses below was US$47.7 million vs. US$75.7 million.

○	Selling expenses were US$2.9 million vs. US$1.4 million. The increase was primarily due to the increased advertising expenses for our AI business.

○	General and administrative expenses were US$24.6 million vs. US$15.3 million. The increase was primarily due to an increase in staff costs for general and administrative personnel and consulting fees for general corporate management and compliance activities.

○	Research and development expenses were US$20.2 million vs. US$59.0 million, primarily due to a reduction in one-off incremental development expenses.

●	Loss on change in fair value of digital assets held for operations were US$24.0 million vs. US$21.3 million.

●	Other operating income were US$4.8 million vs. US$2.5 million. This was largely attributable to the change in fair value of digital assets-settled receivables and payables.

Non-operating items

●	Net interest expenses were US$29.5 million vs. US$5.3 million, primarily due to increased borrowing through the convertible senior notes and borrowing from a related party.

●	In Q1 2026, we recorded US$9.0 million gain on change in fair value of digital assets loan and US$16.2 million loss on change in fair value of digital assets - receivable. This is a fair value change of our loan in digital assets and the associated collateral digital assets in connection with our loan from a related party mainly due to the fluctuations of Bitcoin price.

●	In Q1 2025, we recorded US$205.0 million gain on fair value changes of derivative liabilities for the convertible notes issued in August 2024 and Tether warrants, both of which were retired in 2025.

●	In Q1 2026, we recorded US$17.8 million other net loss primarily due to the US$6.4 million of loss on derivative assets, US$5.4 million loss on extinguishment of debt in connection with the convertible senior notes issued in November 2024, and US$5.0 million donation.

Net Income (Loss)

●	Net loss was US$159.5 million vs. net income of US$105.3 million.

Adjusted Loss (Non-GAAP)13

●	Adjusted loss was US$106.6 million vs. US$66.4 million. The change was primarily due to the higher energy and depreciation costs, and higher interest expense, partially offset by the year-over-year higher revenue.

Adjusted EBITDA (Non-GAAP)2

●	Adjusted EBITDA was US$14.4 million vs. negative US$45.6 million. The year-over-year growth was primarily driven by significantly higher self-mining hashrate as a result of the Company’s mass production and deployment of SEALMINERs, along with lower operating expenses incurred.

Cash Flows

●	Net cash used in operating activities was US$346.9 million, primarily driven by SEALMINERs supply chain and manufacturing costs, electricity costs from the mining business, general corporate overhead and interest.

●	Net cash provided by investing activities was US$113.3 million, which included US$93.7 million of capital expenditures for datacenter infrastructure construction, GPU equipment procurement and tariffs and freight for mining rigs delivered to the datacenters, and US$206.8 million of proceeds from the disposal of digital assets.

●	Net cash provided by financing activities was US$352.6 million, primarily driven by the proceeds of a total US$568.3 million from our convertible senior note issuance in February, borrowings and ATM program, partially offset by US$85.0 million of repayments of borrowings, US$93.0 million of repayments made in connection with the extinguishment of convertible senior notes, and US$33.7 million of purchase of capped call instrument.

Balance Sheet

As of March 31, 2026 (compared to December 31, 2025)

●	US$297.7 million in cash, cash equivalents and restricted cash, US$245.0 million in digital assets and digital assets receivables, and US$1.9 billion in borrowing.

●	US$386.7 million prepayments and other assets, decrease from US$723.0 million. Change primarily driven by delivery of raw materials procurement for SEALMINERs mass volume production.

●	US$613.0 million inventories, up from US$252.0 million. Increase mainly including wafers, chips, WIP and finished SEALMINERs inventory.

[13]	“Adjusted profit/(loss)” is defined as profit/(loss) adjusted to exclude stock-based compensation expense, share of losses from equity method investments, change in fair value of digital assets held for operations, change in fair value of digital assets-settled receivable and payable, change in fair value of digital assets - receivable, change in fair value of digital assets loan, change in fair value of derivative liabilities, and other net losses.

●	US$1.2 billion in property, plant and equipment, up from US$1.1 billion. Change mainly raised from mass production and the deployment of SEALMINERs to the Company’s datacenters for mining activities and expansion of datacenters.

Further information regarding the Company’s first quarter 2026 financial and operations results can be found on the SEC’s website https://sec.gov and the Company’s Investor Relations website https://ir.bitdeer.com.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining and AI infrastructure. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan, amongst other countries. To learn more, please visit https://ir.bitdeer.com/ or follow Bitdeer on X @BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

BITDEER GROUP UNAUDITED CONSOLIDATED BALANCE SHEET

	March 31,	December 31,
(US $ in thousands)	2026	2025
ASSETS
Current assets
Cash and cash equivalents	260,761	149,352
Restricted cash	30,582	22,366
Digital assets	35,115	85,488
Digital assets - receivables	209,867	135,558
Accounts receivable	33,281	31,374
Amounts due from related parties	9,635	9,654
Prepayments and other current assets	341,110	698,291
Inventories, net	613,042	251,999
Short-term investments	4,694	4,976
Total current assets	1,538,087	1,389,058

Non-current assets
Restricted cash	6,351	6,159
Other non-current assets	45,563	24,681
Long-term investments	37,876	39,081
Operating lease right-of-use assets, net	101,088	104,725
Property, plant and equipment, net	1,235,445	1,086,275
Intangible assets, net	87,866	93,432
Goodwill	35,818	35,818
Deferred tax assets	12,997	8,682
Total non-current assets	1,563,004	1,398,853
TOTAL ASSETS	3,101,091	2,787,911

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable	133,580	119,818
Accrued expenses and other current liabilities	57,853	54,964
Amounts due to a related party	4,126	4,340
Income tax payables	12,764	13,355
Deferred revenue	57,639	64,391
Short-term borrowings	26,000	26,000
Current portion of long-term borrowings	49	13
Short-term borrowings from a related party	167,822	-
Current portion of long-term borrowings from a related party	350,000	275,000
Current portion of operating lease liabilities	22,217	11,888
Total current liabilities	832,050	569,769

Non-current liabilities
Other non-current liabilities	2,450	2,413
Deferred revenue	61,420	63,255
Long-term borrowings	1,180,654	947,183
Long-term borrowings from a related party	195,583	246,831
Operating lease liabilities	86,343	98,468
Deferred tax liabilities	12,476	11,973
Total non-current liabilities	1,538,926	1,370,123
TOTAL LIABILITIES	2,370,976	1,939,892

STOCKHOLDERS’ EQUITY
Common stock	*	*
Treasury stock	-	(35,990)
Accumulated deficit	(693,683)	(534,156)
Additional paid-in capital	1,423,162	1,418,111
Accumulated other comprehensive income	636	54
TOTAL STOCKHOLDERS’ EQUITY	730,115	848,019
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	3,101,091	2,787,911

*	Amount less than US$1,000

BITDEER GROUP UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Three months ended March 31,
(US $ in thousands)	2026	2025

Revenue	188,930	70,128
Cost of revenue	(227,971)	(74,098)
Gross loss	(39,041)	(3,970)

Selling expenses	(2,893)	(1,391)
General and administrative expenses	(24,592)	(15,278)
Research and development expenses	(20,199)	(59,004)
Change in fair value of digital assets held for operations	(24,028)	(21,309)
Other operating income	4,821	2,486
Total operating expenses	(66,891)	(94,496)

Loss from operations	(105,932)	(98,466)

Interest expenses, net	(29,516)	(5,290)
Share of losses from equity method investments	(1,887)	(2,696)
Change in fair value of digital assets - receivable	(16,152)	-
Change in fair value of digital assets loan	8,963	-
Change in fair value of derivative liabilities	-	205,004
Foreign exchange gain (loss)	(645)	1,603
Other net losses	(17,772)	(1,453)
Income (loss) before taxes	(162,941)	98,702
Income tax benefit	3,414	6,613
Net income (loss)	(159,527)	105,315

Foreign currency translation adjustment, net of tax	582	166
Total comprehensive income (loss)	(158,945)	105,481

Net income (loss) per share (in US$)
Basic	(0.68)	0.55
Diluted	(0.68)	(0.47)
Weighted average number of shares outstanding (thousand shares)
Basic	233,393	190,199
Diluted	233,393	203,476

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(US $ in thousands)	2026	2025

Net cash used in operating activities	(346,894)	(285,274)

Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(93,746)	(45,725)
Purchase of long-term investments	(400)	(132)
Proceeds from disposal of property, plant and equipment	574	-
Purchase of digital assets	-	(18,159)
Proceeds from disposal of digital assets	206,843	12,283
Cash paid for the site and gas-fired power project in Alberta, Canada	-	(21,870)
Net cash provided by (used in) investing activities	113,271	(73,603)

Cash flows from financing activities
Proceeds from borrowings	26,000	-
Repayment of borrowings	(26,000)	-
Borrowings from a related party	150,000	-
Repayment of borrowings to a related party	(59,000)	-
Proceeds from exercise of stock-based rewards	70	530
Proceeds from issuance of common stock, net of transaction costs	27,761	118,403
Repurchase of common stock	(4,000)	(21,010)
Proceeds from convertible senior notes, net of transaction costs	364,502	(1,119)
Repayments made in connection with the extinguishment of convertible senior notes	(93,046)	-
Purchase of capped call instrument	(33,713)	-
Net cash provided by financing activities	352,574	96,804

Net increase (decrease) in cash, cash equivalents and restricted cash	118,951	(262,073)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	866	2,101
Cash, cash equivalents and restricted cash at the beginning of the period	177,877	493,626
Cash, cash equivalents and restricted cash at the end of the period	297,694	233,654

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP measures, adjusted EBITDA and adjusted loss, as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude stock-based compensation expense, share of losses from equity method investments, change in fair value of digital assets held for operations, change in fair value of digital assets-settled receivable and payable, change in fair value of digital assets - receivable, change in fair value of digital assets loan, change in fair value of derivative liabilities, and other net losses, and defines adjusted income (loss) as income (loss) adjusted to exclude stock-based compensation expense, share of losses from equity method investments, change in fair value of digital assets held for operations, change in fair value of digital assets-settled receivable and payable, change in fair value of digital assets - receivable, change in fair value of digital assets loan, change in fair value of derivative liabilities, and other net losses.

The Company presents these non-GAAP financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s loss for the periods, as determined in accordance with GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of income (loss) for the relevant period to adjusted EBITDA and adjusted loss, for the three months ended March 31, 2026 and 2025.

BITDEER GROUP UNAUDITED NON-GAAP ADJUSTED EBITDA AND ADJUSTED INCOME (LOSS) RECONCILIATION

	Three months ended March 31,
(US $ in thousands)	2026	2025

Adjusted EBITDA
Net income (loss)	(159,527)	105,315
Add：
Depreciation and amortization	94,867	22,104
Income tax benefits	(3,414)	(6,613)
Interest expenses, net	29,516	5,290
Stock-based compensation expense	7,129	10,404
Share of losses from equity method investments	1,887	2,696
Change in fair value of digital assets held for operations	24,028	21,309
Change in fair value of digital assets-settled receivables and payables	(5,059)	(2,551)
Change in fair value of digital assets - receivable	16,152	-
Change in fair value of digital assets loan	(8,963)	-
Change in fair value of derivative liabilities	-	(205,004)
Other net losses[14]	17,772	1,453
Total of Adjusted EBITDA	14,388	(45,597)

Adjusted Loss
Net income (loss)	(159,527)	105,315
Add：
Stock-based compensation expense	7,129	10,404
Share of losses from equity method investments	1,887	2,696
Change in fair value of digital assets held for operations	24,028	21,309
Change in fair value of digital assets-settled receivables and payables	(5,059)	(2,551)
Change in fair value of digital assets - receivable	16,152	-
Change in fair value of digital assets loan	(8,963)	-
Change in fair value of derivative liabilities	-	(205,004)
Other net losses[14]	17,772	1,453
Total of Adjusted Loss	(106,581)	(66,378)

[14]	In the three months ended March 31, 2026, we recorded US$17.8 million other losses primarily due to the US$6.4 million of loss on derivative assets, US$5.4 million loss on extinguishment of debt in connection with the convertible senior notes issued in November 2024, and US$5.0 million donation.

For investor and media inquiries, please contact:

Investor Relations

Tesh Dahya, Head of Investor Relations

tesh.dahya@bitdeer.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com